EXHIBIT 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
(In millions)

	Nine Months Ended September 30, 2002	Years Ended December 31,
		2001	2000	1999	1998	1997
Earnings:
Income (loss) from continuing operations before taxes	$(24.6)	$(13)	$131	$27	$59	$147
Add (deduct):
Equity in income of non-consolidated affiliates	—	—	(2)	—	—	(1)
Dividends received from non-consolidated affiliates	—	—	1	—	—	1
Amortization of capitalized interest	0.2	—	—	—	—	1
Capitalized interest	—	—	—	—	(1)	(1)
Fixed charges as described below	28.3	29	27	27	31	36

Total	$3.9	$16	$157	$54	$89	$183

	Nine Months Ended September 30, 2002	Years Ended December 31,
		2001	2000	1999	1998	1997
Fixed charges:
Interest expensed and capitalized	$20.4	$18	$16	$16	$18	$25
Estimated interest factor in rent expense	7.9	11	11	11	13	11

Total	$28.3	$29	$27	$27	$31	$36

Ratio of earnings to fixed charges (1)	—	—	5.8	2.0	2.9	5.1

(1)
Income (loss) from continuing operations before taxes was insufficient to cover fixed charges by approximately $24.4 million for the nine months ended September 30, 2002 and by approximately $13.0 million for the year ended December 31, 2001.